Exhibit 26(d)(iii)

TRANSAMERICA LIFE INSURANCE COMPANY

INSURANCE ON CHILDREN RIDER

Transamerica Life Insurance Company has issued this rider as a part of the policy to which it is attached.

If a child dies before becoming 25 years old and before the policy anniversary nearest age 65 of the insured, we will pay the amount of insurance shown for this rider in the Policy Data, subject to the provisions of this rider.

Payment of Proceeds — Any proceeds payable under this rider because of the death of a child will be paid to the insured when we receive due proof of the death. However, upon request of the owner, any proceeds will be paid to a beneficiary other than the insured, but only if:

1.	the beneficiary change is made in accordance with the How to Change a Beneficiary provision of the policy; and

2.	the beneficiary change specifically states that it is applicable to insurance provided on a child under this rider.

Any proceeds may be applied under one of the Settlement Provisions of the policy.

Definitions — In this rider:

“Insured” means the insured under the policy to which this rider is attached.

“Child” means: (1) any child named in the application for this rider who was born to the insured, or is a stepchild or legally adopted child of the insured, and who is at least 15 days old or becomes 15 days old, and who is not yet 19 years old on the date of the application, and (2) any child born to the insured, or a stepchild or child legally adopted by the insured, after the date of application for this rider, who is at least 15 days old or becomes 15 days old, and who is not yet 19 years of age.

Paid-Up Term Life Insurance — If the insured dies while this rider is in force, this rider automatically will be changed to non-participating paid-up term life insurance as then written by us. A policy on each child will provide the amount of insurance of this rider to that child’s 25th birthday. The child will be the owner of each such policy.

If the insurance on a child becomes paid-up under the provisions of this rider, we will furnish the cash values of the paid-up insurance to the owner upon request.

Conversion — Insurance under this rider may be converted to any plan of level premium whole life or endowment insurance as follows:

1.	Insurance on a child may be converted, without providing evidence of insurability, to a new policy up to five times the amount of insurance provided on that child under this rider or $50,000, whichever is less, on the following dates:

a.	the child’s 25th birthday, or the policy anniversary nearest age 65 of the insured, whichever comes first; or

b.	within 90 days after the child marries or receives a Baccalaureate degree or higher degree from a fully accredited college or university prior to the child’s 25th birthday and prior to the policy anniversary nearest age 65 of the insured.

2.	Insurance on a child may be converted at any other time prior to the child’s 25th birthday and prior to the policy anniversary nearest age 65 of the insured. The face amount of the new policy may not be greater than the amount of insurance provided on that child under this rider.

3.	Written request for conversion and payment of the required premium must be made to us before, or within 31 days after, the date allowed for conversion. The terminating insurance will not be in force during the 31-day period following the date allowed for conversion.

4.	The face amount of each new policy may not be less than our published minimum for the plan selected. At least one plan will be available for conversion of $1,000 of insurance.

5.	Each new policy will be effective on the date of conversion. The child will be the owner of the new policy.

6.	The premium for each new policy will be based on our published rates for the plan selected at the time of conversion. We will use the age of the child insured on the date of conversion to determine this rate.

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7.	The date of issue of all new policies issued under the Conversion Provision will be the date of issue of this rider. The Incontestability and Suicide periods in the new policies will continue from such dates of issue and will not start anew in the new policies. However, if there is an increase in the face amount over the amount of this rider, the increase will be subject to new incontestability and suicide periods.

Automatic Termination — This rider will automatically terminate:

1.	if any premium remains unpaid after the grace period;

2.	a)	when, in the case of flexible premium policies, the policy is surrendered or continued under the Paid-Up Life Non-Forfeiture Option, or

	b)	when, in the case of fixed premium policies, the policy is surrendered or continued under any non-forfeiture option;

3.	if the policy becomes paid-up, matures or terminates;

4.	on the policy anniversary nearest age 65 of the insured; or

5.	at the death of the insured subject to the provisions for paid-up term life insurance.

Insurance on a child under this rider will automatically terminate on such child’s 25th birthday or when all or part of such insurance is converted.

Reinstatement — In addition to the provisions of the policy relating to reinstatement, this rider may be reinstated only as to each child who provides proof of insurability satisfactory to us.

Incontestability — In applying the provisions of the policy relating to incontestability to this rider, the “date of issue” will be the date this rider is signed by us. Any paid-up term life insurance issued under this rider will be incontestable from its date of issue.

Suicide — In applying the provision of the policy relating to suicide to this rider, the “date of issue” will be the date this rider is signed by us. If the insured dies by suicide and our liability is limited to the amount of the premiums paid, no insurance will be provided under the paid-up term life insurance provision of this rider. Instead, insurance on each child may be converted to any plan of whole life or endowment insurance then offered by us. Such conversion will be subject to the conversion provisions of this rider. The suicide provision of the policy will not apply to death of a child by suicide.

Continuation — If the policy, exclusive of riders, provides term insurance which is converted, this rider will be continued as a part of the new policy.

Cancellation — Upon written request by the owner of the policy, this rider may be cancelled on any premium due date.

No Dividends Are Payable — This rider does not participate in our profits or surplus.

Consideration — We have issued this rider in consideration of the application and payment of the premiums. A copy of the application is attached to the policy. In the case of flexible premium policies one-twelfth of the annual premium for the rider will be paid in the manner specified in the policy. In the case of fixed premium policies, the annual premium for this rider is shown in the Policy Data and is payable as provided by this policy. In either case, no premium for this rider will be payable after this rider terminates.

Rider Date — The rider date of this rider will be the policy date of the policy unless a different rider date is shown here.

Signed for the Company at Los Angeles, California, and effective on the date the policy is issued unless a different effective date is shown here.

Secretary	President

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